EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

July 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Delaying Amendment for EQ Advisors Trust Registration Statement on Form N-14
File No.: 333-265918

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), EQ Advisors Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of 1290 VT Low Volatility Global Equity Portfolio into EQ/Common Stock Index Portfolio, EQ/Franklin Growth Allocation Portfolio into EQ/JPMorgan Growth Allocation Portfolio, EQ/First Trust Moderate Growth Allocation Portfolio into EQ/Invesco Moderate Growth Allocation Portfolio, EQ/AXA Investment Managers Moderate Allocation Portfolio into 1290 VT Moderate Growth Allocation Portfolio, and EQ/Invesco International Growth Portfolio into EQ/MFS International Growth Portfolio. Each such Portfolio is a series of the Registrant. The Registration Statement also describes the proposed reorganization of EQ/Franklin Strategic Income Portfolio, a series of the Registrant, into EQ/Core Plus Bond Portfolio, a series of EQ Premier VIP Trust, which is another registered investment company in the same group of investment companies as the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2022 (Accession No. 0001193125-22-185964) and was scheduled to become effective on July 30, 2022, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York, State of New York on this 27th day of July, 2022.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Fatima Sulaiman at K&L Gates LLP, counsel to the Registrant, at (202) 778-9082.

Sincerely,

/s/William MacGregor

William MacGregor

Secretary, Senior Vice President and

Chief Legal Officer